UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Press Release dated May 18, 2015 titled “Nortel Inversora S.A. Announces the payment of cash dividends”
2.	English translation of letter dated May 18, 2015 to the Argentine National Securities Commission regarding Deduction and Distribution of the “Voluntary Reserve for the Future Distribution of Dividends

Item 1

Nortel Inversora S.A. Announces the payment of cash dividends

BUENOS AIRES, Argentina, May 18, 2015 /PRNewswire/ — Nortel Inversora S.A. (“Nortel” or the “Company”) (NYSE: NTL) holding company of Telecom Argentina S.A., announces that during its meeting held today, the Board decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends”, pursuant to the powers granted by the Annual and Extraordinary General Stockholders’ Meetings held on April 29, 2015. The Board has resolved to deduct and distribute as cash dividends an amount of AR$ 570 million. Payment of such dividends will begin on June 1, 2015, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed.

The following amounts will be distributed:

a) to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate dividend of AR$ 279,067,519.80, which amounts to AR$ 189.7831078 for each Class B preferred share, representing 1,897.831078 % of its par value (AR$10), and AR$ 9.489155391 per ADR; and

b) to the shares of common stock, an aggregate dividend of AR$ 290,932,480.20, which amounts to AR$ 54.57985896 for each share of common stock, representing 545.7985896 % of its par value (AR$10).

Pursuant to the terms and conditions of issuance of the “Class B” Preferred Shares, the dividend approved for the holders of “Class B” Preferred Shares represents 48.959214% of the dividends referred to in paragraphs (b) and (c) of this notice, considered in the aggregate, while the dividend approved for the holders of shares of common stock represents the remaining 51.040786%.

For stockholders, Record Date is May 29, 2015 and Payment Date is as from June 1, 2015.

For holders of American Depositary Receipts (ADRs), Record Date is also May 29, 2015 and Payment Date is as from June 1, 2015. For such holders, payment will be made through JPMorgan Chase Bank N.A., Depositary under the ADRs program.

Please note that Nortel will deduct from the dividend –when applicable– the amounts paid by Nortel as tax on personal property (under unnumbered Section after Section 25 of Argentine Law No. 23,966, as amended) corresponding to fiscal year 2014, pro rata all applicable shareholders, except when such shareholders show: (i) that they have deposited the corresponding tax in Nortel’s account; or (ii) that they hold no shares of Nortel as of December 31, 2014.

In addition, if applicable, Nortel will withhold 10% of the cash dividend as Income Tax pursuant to Section 90, last paragraph, of Law 20,628, as amended, incorporated by Law 26,893.

With respect to Class B preferred shares and holders of ADRs, taking into account the time needed to determine which shareholders owe such tax, payment of the dividends to those shareholders will be made within ten days of the date on which they are made available, pursuant to Section 90 of the Listing Rules of the Buenos Aires Stock Exchange.

CONTACT: Maria Blanco Salgado, Officer in Charge of Market Relations, 54-11-4968-3631

Item 2

NORTEL INVERSORA S.A.

Buenos Aires, May 18, 2015

Messrs.

Comisión Nacional de Valores

(“CNV” or National Securities Commission)

Lic. Cristian Alexis Girard

S.                     /                     D

Dear Sir:

Re: Deduction and Distribution of the

“Voluntary Reserve for the Future Distribution of Dividends”

As Officer in Charge of Market Relations NORTEL INVERSORA S.A. (“Nortel” or the “Company”), I hereby notify you that on the date hereof, Nortel’s Board decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends” (the “Reserve”) created by resolution of the Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2012, which was increased by resolutions of the Annual and Extraordinary General Stockholders’ Meetings of Nortel held on April 26, 2013, April 29, 2014 and April 29, 2015 (the “Stockholders Meetings”).

As of today, the Reserve – after the previous distributions- amounted to AR$ 7,570,651,610.39. From such aggregate amount the Board resolved to deduct and distribute as cash dividends an amount of AR$ 570 million, as a result of which the above mentioned Reserve has been reduced to AR$ 7,000,651,610.39.

In addition, the Company’s Board resolved that the cash dividends be made available to the shareholders as of June 1, 2015, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed. The following amounts are therefore due:

a)	to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate dividend of AR$ 279,067,519.80, which amounts to AR$ 189.7831078 for each Class B preferred share, 1,897.831078% of its par value (AR$10), and AR$ 9.489155391 per ADR; and

b)	to the shares of common stock, an aggregate dividend of AR$ 290,932,480.20, which amounts to AR$ 54.57985896 for each share of common stock, representing 545.7985896% of its par value (AR$10).

The Company will publish the corresponding payment notice in the Financial Information Highway (“AIF”), within the period provided by Section 40 of Chapter III of Title II of the Rules of the Comisión Nacional de Valores (NT 2013).

The Company’s Board resolved the deduction from the Reserve and the distribution of dividends pursuant to the powers granted by the Stockholders’ Meetings to approve the timing and amounts to be deducted from the Reserve and subsequently distributed to the shareholders.

Without further ado, I take this opportunity to greet you sincerely.

María Blanco Salgado

Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	May 19, 2015	By:	/s/ María Blanco Salgado
			Name:	Maria Blanco Salgado
			Title:	Officer in Charge of Market Relations